                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                  Schedule 13G
                               (Amendment No. __)*

                    Under the Securities Exchange Act of 1934


                          CYPRESS COMMUNICATIONS, INC.
                       ---------------------------------
                                (Name of Issuer)

                                  Common Stock
                       ---------------------------------
                         (Title of Class of Securities)

                                  232743 10 4
                       ---------------------------------
                                 (CUSIP Number)


                               December 31, 2000
--------------------------------------------------------------------------------
            (Date of Event, Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_|   Rule 13d-1(b)

     |_|   Rule 13d-1(c)

     |_|   Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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  CUSIP NO. 232743 10 4                                      Page 2 of 5 Pages


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


      Alta Communications, Inc. 04-3316730
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Massachusetts
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          6,118,697
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          6,118,697
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      6,118,697
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      12.6% Please also refer to Attachment A
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
         IA

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                    Item 1.

(a)      Name of Issuer: Cypress Communications, Inc. ("Issuer")

(b)      Address of Issuer's Principal Executive Offices:

                  15 Piedmont Center, Suite 710
                  Atlanta, GA  30305

Item 2.

(a)      Name of Person Filing:

         Alta Communications, Inc.

(b)      Address of Principal Business Office:

         200 Clarendon St.  Floor 51
         Boston, MA  02116

(c)      Citizenship/Place of Organization:

         Massachusetts

(d)      Title of Class of Securities:      Common Stock

     (e)      CUSIP Number:  232743 10 4

Item 3.  Not applicable

Item 4. Ownership.

      (a)  Amount Beneficially Owned:       6,118,697

      (b)  Percent of Class:   12.6%

      (c)      Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote:N/A

               (ii) shared power to vote or to direct the vote: 6,118,697 Please also refer to Attachment A

               (iii) sole power to dispose or to direct the disposition of:  N/A

               (iv) shared power to dispose or to direct the disposition of:
               6,118,697  Please also refer to Attachment A

Item 5.   Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.   Identification and Classification of Members of the Group

No reporting person is a member of a group as defined in Section
240.13d-1(b)(1)(ii)(H) of the Act.

Item 9.   Notice of Dissolution of Group

Not applicable

Item 10.  Certification

Not applicable

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   February 12, 2001



Alta Communications, Inc.



By:  /s/ Eileen McCarthy
    ------------------------
        Eileen McCarthy

        Vice President, Finance

                  Attachment A / Cypress Communications, Inc.

     Alta Communications, Inc. directly or indirectly provides investment advisory services to several venture capital funds including Alta Communications VI L.P. ("Alta VI") and Alta Comm S by S, LLC ("Alta S by S"). At
December 31, 2000, the beneficial ownership is as follows:

              Alta Communications VI  L.P.      5,981,903  Common shares
              Alta Comm S by S, LLC               136,794  Common shares
                                                6,118,697  Total common shares

     The respective general partner of Alta VI exercise sole voting and investment power with respect to the shares owned by such funds. Likewise, the members of Alta S by S exercise sole voting and investment power with respect to the shares held by the fund.

     Certain principals of Alta Communications are general partners of Alta Communications VI Management Partners, L.P. (the General Partner of Alta Communications VI L.P.) and members of Alta Comm S by S, LLC. As general partners and members of these funds, they may be deemed to share voting and investment powers for the shares held by the funds. These principals disclaim beneficial ownership of all such shares held by the aforementioned funds except to the extent of their proportionate pecuniary interests therein.

     William P. Egan, a director of the company, is a general partner of Alta Communications VI Management Partners, L.P. As a general partner of this fund, he may be deemed to share voting and investment powers with respect to the shares held by Alta VI. Mr. Egan is also a member of Alta S by S, LLC. As a member of this fund, he also may be deemed to share voting and investment powers for the securities held by the fund. With both funds, however, Mr. Egan disclaims beneficial ownership of the shares held by the funds except to the extent of his proportionate pecuniary interests therein.

     Mr. Egan personally does not hold any securities in the company.